Exhibit 99.1

Trading Symbol: SVM.TO	November 17, 2008

SILVERCORP SECOND QUARTER DIVIDEND - CAD$0.02

VANCOUVER, British Columbia – November 17, 2008 – Silvercorp Metals Inc. (“Silvercorp”) China's largest primary Silver producer, provided a reminder of upcoming events:

Payment of Quarterly Dividend of CAD$0.02 – January 21, 2009

Silvercorp’s second quarter dividend of CAD$0.02 per share will be paid on January 21, 2009 to shareholders of record at the close of business on December 31, 2008.  The declaration and amount of any future dividends will be at the discretion of the Board of Directors and may be adjusted in the future based on fluctuations in metal prices and cash flows.

Notice of Clarification

As stated in the Company’s Management Discussion and Analysis the total production cost and total cash production cost for silver adjusted for by-product credits increased to negative $0.06 and negative $2.65 per ounce respectively. The Company’s press release of November 13, 2008 incorrectly shows the total production cost per ounce of silver and total cash cost per ounce of silver as negative $0.91 and negative $3.50.

About Silvercorp Metals Inc.

Silvercorp Metals Inc., China’s largest primary silver producer, is engaged in the acquisition, exploration, and development of silver related mineral properties focusing in the People's Republic of China ("China"). Silvercorp Metals Inc. is operating and developing four highly profitable silver-lead-zinc mines at the Ying Mining Camp, Henan Province, China.  Silvercorp is also applying for a mining permit for the newly acquired 95% owned GC/SMT property to profitably mine and produce silver, lead and zinc metals in Guangdong Province, China.  In addition, Silvercorp is also exploring the 82% owned Na-Bao Polymetallic Project in Qinghai Province, China.  The Company's common shares are included as a component of the S&P/TSX Composite, and the S&P/TSX Global Mining Indexes.

For further information:

SILVERCORP METALS INC. Rui Feng, Chairman/CEO & Lorne Waldman, Corporate Secretary Phone:(604) 669-9397, Toll Free Phone: 1-888-224-1881 Fax: (604) 669-9387, Email: info@silvercorp.ca,

Website: www.silvercorp.ca